Exhibit 99.3

PAGAYA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the historical audited annual consolidated financial statements as of and for the years ended December 31, 2021 and 2020, and the related notes included in our Registration Statement on Form F-1, initially filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 (as amended, the “Registration Statement”). Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of our Registration Statement and any of our subsequent filings with the SEC, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. In this section “we,” “us,” “our” and “Pagaya” refer to Pagaya Technologies Ltd.

Company Overview

Pagaya makes life-changing financial products and services available to more people.

We have built, and we are continuing to scale, a leading AI and data network for the benefit of financial services and other service providers, their customers, and investors. Services providers integrated in our network, which we refer to as our ‘‘Partners,’’ range from high-growth financial technology companies to incumbent banks and financial institutions, auto finance providers and residential real estate service providers. Partners benefit from our network to extend financial products to their customers, in turn helping those customers fulfill their financial needs and dreams. These assets originated by Partners with the assistance of Pagaya’s AI technology are eligible to be acquired by Financing Vehicles.1

In recent years, investments in digitization have improved the front-end delivery of financial products, upgrading customer experience and convenience. Notwithstanding these advances, we believe underlying approaches to the determination of credit worthiness for financial products are often outdated and overly manual. In our experience, providers of financial services tend to utilize a limited number of factors to make decisions, operate with siloed technology infrastructure and have data limited to their own experience. As a result, we believe financial services providers approve a smaller proportion of their application volume than is possible with the benefit of modern technology, such as our AI technology and data network.

At our core, we are a technology company that deploys sophisticated data science, machine learning and AI technology to drive better results across the ecosystem. We believe our solution drives a “win-win-win” for Partners, their customers and potential customers, and investors. First, by utilizing our network, Partners receive direct benefits from our network by approving a greater share of customer applications, which we believe drives superior revenue growth, enhanced brand affinity, opportunities to promote other financial products and decreased unit-level customer acquisition costs. Partners realize these benefits without taking on incremental risk or requiring incremental funding. Second, Partners’ customers benefit from enhanced and more convenient access to financial products. Third, investors benefit through gaining exposure to the returns of these assets originated by Partners with the assistance of our AI technology and acquired by the Financing Vehicles through our network.

1 Financing Vehicles refers to (i) funds managed or advised by Pagaya or one of its affiliates, (ii) securitization vehicles sponsored or administered by Pagaya or one of its affiliates and (iii) other similar vehicles.

Recent Developments

The Committed Equity Financing

On August 17, 2022, we entered into a common share purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Purchase Agreement, we have the right to sell to B. Riley Principal Capital II up to $300,000,000 of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of our Class A Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement. In accordance with our obligations under the Registration Rights Agreement, we have filed a registration statement (the “ELOC Registration Statement") with the SEC to register under the Securities Act of 1933, as amended (the “Securities Act”) the resale by B. Riley Principal Capital II of up to 40,139,607 Class A Ordinary Shares, including (i) up to 40,000,000 Class A Ordinary Shares that we may elect, in our sole discretion, to issue and sell to B. Riley Principal Capital II, from time to time from and after the Commencement Date (defined below) under the Purchase Agreement, and (ii) 139,607 Class A Ordinary Shares that we issued and may issue to B. Riley Principal Capital II if certain conditions are met pursuant to the Purchase Agreement (the “Commitment Shares”) in consideration for its commitment to purchase our Class A Ordinary Shares that we may, in our sole discretion, direct it to make from time to time after the date of the ELOC Registration Statement pursuant to the Purchase Agreement, of which 46,536 Commitment Shares were issued to B. Riley Principal Capital II on August 17, 2022 (the “Initial Commitment Shares”) and 93,071 Commitment Shares may be issued to the B. Riley Principal Capital II if certain conditions are met pursuant to the Purchase Agreement (the “Additional Commitment Shares”). See also the section titled “Liquidity and Capital Resources—The Committed Equity Financing.”

Credit Facility

On September 2, 2022, we entered into that certain Senior Secured Revolving Credit Agreement (the “Credit Agreement”) by and among Pagaya, as the borrower, the lenders from time to time party thereto and Silicon Valley Bank, as administrative agent and collateral agent, which provides for a 3-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an initial principal amount of $167.5 million, which includes a sub-limit for letters of credit in an initial aggregate principal amount of $50.0 million, of which up to the U.S. dollar equivalent of $20.0 million may be issued in the new Israeli shekel (“NIS”). See also the section titled “Indebtedness—Credit Facility.”

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “ Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of June 22, 2022, (b) in which we have an annual total gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary equity that is held by non-affiliates exceeds $700 million as of the last business day of the second fiscal quarter of such fiscal year; and (ii) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer Exemptions

We report as a “foreign private issuer” under U.S. Securities and Exchange Commission rules. Consequently, we are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. As a result, we are not be required to file our annual report on Form 20-F until 120 days after the end of each fiscal year and we will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by us in Israel or that is distributed or required to be distributed by us to our shareholders. Based on our foreign private issuer status, we will not be required to (i) file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act, (ii) comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information or (iii) comply with SEC rules relating to proxy solicitation in connection with shareholder meetings and presentation of shareholder proposals. In addition, among other matters, based on our foreign private issuer status, our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Pagaya Ordinary Shares.

Our Economic Model

Pagaya’s revenues are primarily derived from Network Volume. Network Volume represents the assets that our Partners originate with the assistance of our AI technology and are acquired by the Financing Vehicles through our network. We source capital from investors who invest in Financing Vehicles. We earn revenue, primarily in the form of fees, when Network Volume is acquired by Financing Vehicles. These fees include premiums that Financing Vehicles pay for access to our AI technology. We also earn a smaller portion of our revenues from fees related to the establishment and administration of certain Financing Vehicles.

We incur costs when Network Volume is acquired by the Financing Vehicles. These costs, which we refer to as ‘‘Production Costs,’’ compensate our Partners for acquiring and originating assets. Accordingly, the amount and growth of our Production Costs are highly correlated to Network Volume.

Additionally, we have built, and we are continuing to scale, what we believe to be one of the world’s largest data science and AI organizations that has enabled us to assist our Partners as they make decisions to extend credit to consumers or the identify and purchase single-family residential properties. Headcount, technology overhead and development expenses related to this network represent the significant portion of our expenses outside of Production Costs.

Key Factors Affecting Our Performance

Expanded Usage of Our Network by Our Existing Partners

Our AI technology enables certain Partners to convert a larger proportion of their application volume into originated loans than they could do on their own, expanding their ecosystem and generating incremental revenues. As such, our Partners have historically scaled rapidly upon utilizing our network and continue to advance after initially scaling. We are proud of the fact that we have retained 100% of Partners since our inception in 2016. Furthermore, for those Partners that have benefited from using our AI technology and data network, the last four quarters have generated an average Network Volume growth of 76% year-over-year.

Adoption of Our Network by Partners

We devote significant time to, and have a team that focuses on, recruiting new Partners to our network. We believe that our success in adding new Partners to our network is driven by our distinctive value proposition: driving significant revenue uplift to our Partners at limited incremental cost or credit risk to the Partner. Our success adding new Partners has contributed to our overall Network Volume growth and driven our ability to rapidly scale new asset classes.

Continued Improvements to Our AI Technology

Our historical growth has been significantly influenced by improvements to our AI technology, which are in turn driven both by the deepening of our proprietary data network and the strengthening of our AI technology. As our existing Partners expand their usage of our network, and new Partners join our network, the value of our data asset increases. Our technology improvements thus benefit from a flywheel effect that is characteristic of AI technology, in that improvements are derived from a continually increasing base of training data for our models. As more data leads to improved AI technology and models, we have found, and we expect to continue to experience, that our AI technology leads to more efficient pricing and greater Network Volume.

In addition to the accumulation of data, we make improvements to our models by leveraging the experience of our research and development specialists. Our research team is central to accelerating the sophistication of our AI technology and expanding into new markets and use cases. We are reliant on these experts’ success in making these improvements to our models over time.

Availability of Funding from Investors

The availability of funding from investors is critical to our growth, as Financial Vehicles only acquire an asset if funding is available for that specific asset. We continue to seek to diversify funding channels and counterparties as our business grows. Since the beginning of 2020, we have raised more than $13 billion from investors, but the availability of funding is not guaranteed and subject to market conditions.

Performance of Assets Originated with the Assistance of Our AI Technology

The availability of funding from investors is a function of demand for consumer credit and residential real estate assets, as well as the performance of such assets originated with the assistance of our AI technology and purchased by Finance Vehicles. We believe that investors in Financing Vehicles view our AI technology as an important component in delivering assets that meet their investment criteria. To the extent that assets acquired by the Financing Vehicles underperform investors’ expectations, the availability of funding may be adversely affected.

Impact of Macroeconomic Cycles

We expect economic cycles to affect our financial performance and related metrics. Economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions and labor shortages, may impact consumer demand for financial products, our Partners’ ability to generate and convert customer application volume, as well as the availability of funding from our investors through the Financing Vehicles. The recent rise in inflation may adversely impact the ability of borrowers to service their debt, which could lead to deterioration of the credit performance of loans and impact investor returns, and therefore may result in lower demand from investors for assets generated on our platform and lead to constraints on our ability to fund new Network Volume. In addition, rising inflation may create an escalation in our operating costs, including employee compensation and general corporate expenses, which could reduce our cash flow and operating income. As of the date of this report, we have not experienced material impacts to our business performance from inflationary pressure. Higher interest rates often lead to higher payment obligations, which may reduce the ability of borrowers to remain current on their obligations and therefore, lead to increased delinquencies, defaults, customer bankruptcies, charge-offs, and decreasing recoveries. Any impact to investor returns may lead to an adverse impact on our earnings. The increased risk-free rate of return may impact investor demand for risk assets such as consumer credit, which may constrain our ability to raise new funding for Network Volume. While our ability to raise new funding has not been impacted, the cost of capital has increased due to the higher interest rate environment. A prolonged economic downturn may also adversely affect the performance of assets that Financing Vehicles acquire from our network. At the same time, such events, including the COVID-19 pandemic or the 2022 inflationary environment, provide key data that we can utilize to improve our AI technology, and they may also help to validate the outcomes our network drives for both Partners and investors.

Key Operating Metrics

We collect and analyze operating and financial data of our business to assess our performance, formulate financial projections and make strategic decisions. In addition to total revenues, net, operating income (loss), other measures under the U.S. generally accepted accounting principles (“GAAP”), and certain non-GAAP financial measures (see discussion and reconciliation herein titled “Reconciliation of Non-GAAP Financial Measures.” The following table sets forth a key operating metric we use to evaluate our business.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2021	% Change	2022	2021	% Change
	(in millions, except percentages)
Network Volume(1)	$1,924	$1,522	26%	$5,521	$3,283	68%

(1) Prior period amounts have been updated to conform to current period.

Network Volume

We believe the Network Volume metric to be a good proxy for our overall scale and reach, as we generate revenue primarily on the basis of Network Volume. Network Volume is driven by our relationships with our Partners, and we believe that this has benefited from continuous improvements to our AI technology, enabling our technology to more effectively identify assets for acquisition by the Financing Vehicles, thereby providing additional investment opportunities to investors. Network Volume is comprised of assets across several asset classes, including personal loans, auto loans, residential real estate, credit card receivables and point of sale receivables.

Components of Results of Operations

Revenue

We generate revenue from network AI fees, contract fees, interest income and investment income. Network AI fees and contract fees are presented together as Revenue in the consolidated financial statements. Revenue from fees is recognized after applying the five-step model consistent with ASC 606.

Network AI fees. Network AI fees are earned and collected from Financing Vehicles upon the generation of Network Volume and upon their establishment. Generally, these fees include premiums that Financing Vehicles pay for Network Volume originated by our Partners with the assistance of our AI technology and data network, as well as fees certain Financing Vehicles pay us upon their establishment.

Contract Fees. Contract fees primarily include administration and management fees, and performance fees. Administration and management fees are contracted upon the establishment of individual pools of capital and are earned and collected over their remaining lives. Performance fees are earned when certain Financing Vehicles exceed contractual return hurdles and a significant reversal in the amount of cumulative revenue recognized is not expected to occur.

We also earn interest income related to our risk retention holdings and investment income associated with our ownership interests in certain Financing Vehicles and other proprietary investments.

Costs and Operating Expenses

Cost and operating expenses consist of Production Costs, research and development expenses, sales and marketing expenses, and general and administrative expenses. Salaries and personnel-related costs, including benefits, bonuses, share-based compensation, and outsourcing comprise a significant component of several of these expense categories. A portion of our non-share-based compensation expense and, to a lesser extent, certain operating expenses (excluding Production Costs) are denominated in the new Israeli shekel (“NIS”), which could result in variability in our operating expenses which are presented in U.S. Dollars.

Production Costs

Production Costs are primarily comprised of fees we pay our Partners when Network Volume is transferred into Financing Vehicles. Accordingly, the amount and growth of our Production Costs are highly correlated to Network Volume. Additionally, but to a lesser extent, Production Costs also include expenses incurred to renovate single family residential real estate.

Research and Development

Research and development expenses primarily comprise costs associated with the maintenance and ongoing development of our network and AI technology including personnel, allocated costs, and other development-related expenses. Research and development costs are expensed as incurred, net of capitalization. We have invested and believe continued investments in research and development are important to attain our strategic objectives.

Sales and Marketing

Sales and marketing expenses, related to Partner onboarding and development, as well as investor and potential investor management, are comprised primarily of salaries and personnel-related costs, as well as the costs of certain professional services, and allocated overhead. Sales and marketing expenses are expensed as incurred. Sales and marketing expenses in absolute dollars may fluctuate from period to period based on the timing of our investments in our sales and marketing functions. These investments may vary in scope and scale over future periods depending on our pipeline of new Partners and strategic investors.

General and Administrative

General and administrative expenses primarily comprise personnel-related costs for our executives, finance, legal and other administrative functions, professional fees for external legal, accounting and other professional services and allocated overhead costs. General and administrative expenses are expensed as incurred.

Other Income (loss), net

Other Income (loss), net primarily consists of changes in the fair value of warrant liabilities.

Income Tax Expense

We account for taxes on income in accordance with ASC 740, “Income Taxes.” We are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments or the Investment Law at a reduced tax rate of 12%. Accordingly, as we generate taxable income in Israel, our effective tax rate is expected to be lower than the standard corporate tax rate for Israeli companies, which is 23%. Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate in their respective tax jurisdictions.

Net Income Attributable to Noncontrolling Interests

 Net income attributable to noncontrolling interests in our consolidated statements of operations is a result of our investments in certain of our consolidated variable interest entities (‘‘VIEs’’) and consists of the portion of the net income of these consolidated entities that is not attributable to us.

Results of Operations

The following table sets forth operating results for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue
Revenue from fees	$185,614	$128,149	$507,241	$301,604
Other Income
Interest income	13,666	8,455	43,127	18,256
Investment income (loss)	4,675	(14)	5,670	(2)
Total Revenue and Other Income	203,955	136,590	556,038	319,858
Costs and Operating Expenses
Production costs	129,115	81,731	326,375	181,505
Research and development(1)	38,643	11,932	127,379	51,344
Sales and marketing(1)	26,579	9,161	90,229	37,564
General and administrative(1)	73,790	18,961	236,863	53,068
Total Costs and Operating Expenses	268,127	121,785	780,846	323,481
Operating Income (Loss)	(64,172)	14,805	(224,808)	(3,623)
Other income (loss), net(2)	3,233	(32,768)	9,846	(51,539)
Income (Loss) Before Income Taxes	(60,939)	(17,963)	(214,962)	(55,162)
Income tax expense(2)	6,065	3,624	25,604	11,417
Net Loss	(67,004)	(21,587)	(240,566)	(66,579)
Less: Net income attributable to noncontrolling interests	7,785	6,570	27,757	14,116
Net Loss Attributable to Pagaya Technologies Ltd.	$(74,789)	$(28,157)	$(268,323)	$(80,695)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(74,789)	$(28,157)	$(268,323)	$(80,695)
Less: Undistributed earnings allocated to participated securities	—	(3,153)	(12,205)	(13,494)
Less: Deemed dividend distribution	—	—	—	(23,612)
Net loss attributed to Pagaya Technologies Ltd.	$(74,789)	$(31,310)	$(280,528)	$(117,801)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic and Diluted(3)	$(0.11)	$(0.16)	$(0.73)	$(0.61)
Non-GAAP adjusted net income (loss)(4)	$(14,440)	$11,283	$(28,981)	$36,879
Non-GAAP adjusted net income per share:
Basic(3)	$(0.02)	$0.06	$(0.08)	$0.19
Diluted(3)	$(0.02)	$0.03	$(0.08)	$0.11
Weighted average shares outstanding:
Basic(3)	679,431,901	196,023,981	381,831,895	194,490,947
Diluted(3)	964,179,889	439,122,774	666,968,467	345,551,431

(1) The following table sets forth share-based compensation for the periods indicated below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Research and development	$16,208	$1,168	$76,451	$26,242
Sales and marketing	15,645	631	54,534	17,410
General and administrative	28,449	2,058	92,022	19,322
Total share-based compensation in operating expenses	$60,302	$3,857	$223,007	$62,974

Share-based compensation for the three and nine months ended September 30, 2022 included $41.8 million and $167.4 million of expense, respectively, related to the acceleration of vesting of certain performance awards. These performance awards, provided to certain founders and directors, do not contain any time-based employment requirements and are only subject to certain stock performance conditions.

Share-based compensation for the three and nine months ended September 30, 2021 included $0.0 million and $56.8 million of expense, respectively, related to the amount paid in excess of the estimated fair value of ordinary shares as of the date of the transactions in connection with a secondary sale

(2) Amounts for the nine months ended September 30, 2022 include certain adjustments for the second quarter of 2022 relating to deferred tax assets and warrant liability valuation, which were not originally recorded as of and for the three and six-months ended June 30, 2022.

(3) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split effected on June 22, 2022.

(4) See “Reconciliation of Non-GAAP Financial Measures” elsewhere within this MD&A for a reconciliation of this and adjusted EBITDA.

Comparison of Three Months Ended September 30, 2022 and 2021

Total Revenue and Other Income

	Three Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Revenue from fees	$185,614	$128,149	$57,465	45%
Interest income	13,666	8,455	5,211	62%
Investment income (loss)	4,675	(14)	4,689	NM
Total Revenue and Other Income	$203,955	$136,590	$67,365	49%

NM - Not meaningful for comparison.

Total revenue and other income, increased by $67.4 million, or 49%, to $204.0 million for the three months ended September 30, 2022 from $136.6 million for the three months ended September 30, 2021. The increase was primarily driven by an increase in revenue from fees, which in turn is primarily related to the increase in Network Volume.

Revenue from fees increased by $57.5 million, or 45%, to $185.6 million for the three months ended September 30, 2022 from $128.1 million for the three months ended September 30, 2021. The increase is directly correlated with the growth in Network Volume, which increased by 26% from $1.5 billion for the three months ended September 30, 2021 to $1.9 billion for the three months ended September 30, 2022. Network Volume is a function of supply from existing and new Partners, as well as market demand for the originated assets. Market demand for the originated assets, as represented by assets held by Financing Vehicles, grew 28% to $5.0 billion as of September 30, 2022, from $3.9 billion as of September 30, 2021.

Interest income increased by $5.2 million, or 62%, to $13.7 million for the three months ended September 30, 2022 from $8.5 million for the three months ended September 30, 2021. The increase in interest income is directly related to our risk retention holdings held in the Company’s consolidated VIEs as well as certain risk retention holdings held directly by the Company’s consolidated subsidiaries.

Investment income increased by $4.7 million to $4.7 million for the three months ended September 30, 2022 from a loss of $0.0 million for the three months ended September 30, 2021. Investment income during the three months ended September 30, 2022 primarily relates to the returns from certain proprietary investments which did not exist during the three months ended September 30, 2021.

Costs and Operating Expenses

	Three Months Ended September 30,
	2022	2021
	(in thousands)
Production costs	$129,115	$81,731
Research and development	38,643	11,932
Sales and marketing	26,579	9,161
General and administrative	73,790	18,961
Total Costs and Operating Expenses	$268,127	$121,785

Production Costs

	Three Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Production costs	$129,115	$81,731	$47,384	58%

Production costs increased by $47.4 million, or 58%, to $129.1 million for the three months ended September 30, 2022 from $81.7 million for the three months ended September 30, 2021. This increase was primarily due to increases in Network Volume and the composition of the asset classes that make up our Network Volume.

Research and Development

	Three Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Research and development	$38,643	$11,932	$26,711	224%

Research and development costs increased by $26.7 million, or 224%, to $38.6 million for the three months ended September 30, 2022 from $11.9 million for the three months ended September 30, 2021. This increase was primarily due to a $21.7 million increase in personnel-related expenses, including a $15.0 million increase in share-based compensation expenses net of amounts capitalized, due to the growth in employees, and a $4.5 million increase in overhead allocation and other miscellaneous costs. Headcount in research and development increased by 58% between September 30, 2021 and September 30, 2022.

Sales and Marketing

	Three Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$26,579	$9,161	$17,418	190%

Sales and marketing costs increased by $17.4 million, or 190%, to $26.6 million for the three months ended September 30, 2022 from $9.2 million for the three months ended September 30, 2021. This increase was primarily due to a $16.2 million increase in personnel-related expenses, including a $15.0 million increase in share-based compensation expenses, due to the growth in employees, and a $1.2 million increase in overhead allocation and other miscellaneous costs. Headcount in sales and marketing increased by 26% between September 30, 2021 and September 30, 2022.

General and Administrative

	Three Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
General and administrative	$73,790	$18,961	$54,829	289%

General and administrative costs increased by $54.8 million, or 289%, to $73.8 million for the three months ended September 30, 2022 from $19.0 million for the three months ended September 30, 2021. This increase was primarily due to a $33.7 million increase in personnel-related expenses, including a $26.4 million increase in share-based compensation expenses, due to the growth in employees, a $9.8 million increase in expenses related to the public company readiness, legal and other business-related professional services, and a $9.8 million increase in miscellaneous costs, including a $4.6 million increase in overhead allocations. Headcount in general and administrative increased by 113% between September 30, 2021 and September 30, 2022.

Other Income (Loss), net

	Three Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Other income (loss), net	$3,233	$(32,768)	$36,001	110%

Other income (loss) swung from a loss of $32.8 million for the three months ended September 30, 2021 to income of $3.2 million for  the three months ended September 30, 2022. The change of $36.0 million was primarily due to a $35.5 million favorable impact from the changes in fair value remeasurement of warrants.

Income Tax Expense

	Three Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Income tax expense	$6,065	$3,624	$2,441	NM

Income tax expense increased by $2.4 million to $6.1 million for the three months ended September 30, 2022 from $3.6 million for the three months ended September 30, 2021. The increase was primarily driven by the establishment of a valuation allowance to offset certain deferred tax assets at September 30, 2022, partially offset by higher pre-tax loss.

Net Income Attributable to Noncontrolling Interests

	Three Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Net income attributable to noncontrolling interests	$7,785	$6,570	$1,215	18%

Net Income attributable to noncontrolling interests increased by $1.2 million, or 18%, to $7.8 million for the three months ended September 30, 2022 from $6.6 million for the three months ended September 30, 2021. The increase was driven by the net income generated from our consolidated VIEs associated with our risk retention holdings. This amount represents the net income of the consolidated VIEs to which we have no economic right and primarily relates to interest income earned on risk retention holdings.

Comparison of Nine Months Ended September 30, 2022 and 2021

Total Revenue and Other Income

	Nine Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Revenue from fees	$507,241	$301,604	$205,637	68%
Interest income	43,127	18,256	24,871	136%
Investment income (loss)	5,670	(2)	5,672	NM
Total Revenue and Other Income	$556,038	$319,858	$236,180	74%

Total revenue and other income, increased by $236.2 million, or 74%, to $556.0 million for the nine months ended September 30, 2022 from $319.9 million for the nine months ended September 30, 2021. The increase was primarily driven by an increase in revenue from fees, which in turn is primarily related to the increase in Network Volume.

Revenue from fees increased by $205.6 million, or 68%, to $507.2 million for the nine months ended September 30, 2022 from $301.6 million for the nine months ended September 30, 2021. The increase is directly correlated with the growth in Network Volume, which increased by 68% from $3.3 billion for the nine months ended September 30, 2021 to $5.5 billion for the nine months ended September 30, 2022. Network Volume is a function of supply from existing and new Partners, as well as market demand for the originated assets. Market demand for the originated assets, as represented by assets held by Financing Vehicles, grew 28% to $5.0 billion as of September 30, 2022, from $3.9 billion as of September 30, 2021.

Interest income increased by $24.9 million, or 136%, to $43.1 million for the nine months ended September 30, 2022 from $18.3 million for the nine months ended September 30, 2021. The increase in Interest income is directly related to our risk retention holdings held in the Company’s consolidated VIEs as well as certain risk retention holdings held directly by the Company’s consolidated subsidiaries.

Investment income increased by $5.7 million to $5.7 million for the nine months ended September 30, 2022 from $0.0 million for nine months ended September 30, 2021. Investment income during the nine months ended September 30, 2022 primarily relates to the returns from certain proprietary investments which did not exist during the nine months ended September 30, 2021.

Costs and Operating Expenses

	Nine Months Ended September 30,
	2022	2021
	(in thousands)
Production costs	$326,375	$181,505
Research and development	127,379	51,344
Sales and marketing	90,229	37,564
General and administrative	236,863	53,068
Total Costs and Operating Expenses	$780,846	$323,481

Production Costs

	Nine Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Production costs	$326,375	$181,505	$144,870	80%

Production costs increased by $144.9 million, or 80%, to $326.4 million for the nine months ended September 30, 2022 from $181.5 million for the nine months ended September 30, 2021. This increase was primarily due to increases in Network Volume and the composition of the asset classes that make up our Network Volume.

Research and Development

	Nine Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Research and development	$127,379	$51,344	$76,035	148%

Research and development costs increased by $76.0 million, or 148%, to $127.4 million for the nine months ended September 30, 2022 from $51.3 million for the nine months ended September 30, 2021. This increase was primarily due to a $63.1 million increase in personnel-related expenses, including a $50.2 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the nine months ended September 30, 2022 related to the acceleration of vesting of certain performance awards upon the completion of the business combination with EJF Acquisition Corp. (the “Business Combination”), a $6.1 million increase in professional services, a $4.0 million increase in overhead allocation and other miscellaneous costs, and a $2.9 million increase in server costs. Headcount in research and development increased by 58% between September 30, 2021 and September 30, 2022.

Sales and Marketing

	Nine Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$90,229	$37,564	$52,665	140%

Sales and marketing costs increased by $52.7 million, or 140%, to $90.2 million for the nine months ended September 30, 2022 from $37.6 million for the nine months ended September 30, 2021. This increase was primarily due to a $48.1 million increase in personnel-related expenses, including a $37.1 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the nine months ended September 30, 2022 related to the acceleration of vesting of certain performance awards upon the completion of the Business Combination, and a $3.4 million increase in overhead allocation and other miscellaneous costs. Headcount in sales and marketing increased by 26% between September 30, 2021 and September 30, 2022.

General and Administrative

	Nine Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
General and administrative	$236,863	$53,068	$183,795	346%

General and administrative costs increased by $183.8 million, or 346%, to $236.9 million for the nine months ended September 30, 2022 from $53.1 million for the nine months ended September 30, 2021. This increase was primarily due to a $101.9 million increase in personnel-related expenses, including a $72.7 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the nine months ended September 30, 2022 related to the acceleration of vesting of certain performance awards upon the completion of the Business Combination, a $49.4 million increase in expenses related to the public company readiness, legal and other business-related professional services, a $28.5 million increase in miscellaneous costs, including overhead allocations, and a $3.9 million increase in computer maintenance and communications expenses. Headcount in general and administrative increased by 113% between September 30, 2021 and September 30, 2022.

Other Income (Loss), net

	Nine Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Other income (loss), net	$9,846	$(51,539)	$61,385	119%

Other income (loss), net increased by $61.4 million to an income of $9.8 million for the nine months ended September 30, 2022 from a loss of  $51.5 million for the nine months ended September 30, 2021. The increase was primarily due to a $60.9 million favorable impact from the changes in fair value remeasurement of warrants.

Income Tax Expense (Benefit)

	Nine Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Income tax expense (benefit)	$25,604	$11,417	$14,187	124%

Income tax expense increased by $14.2 million, or 124%, to $25.6 million for the nine months ended September 30, 2022 from $11.4 million for the nine months ended September 30, 2021. The increase was primarily driven by the establishment of a valuation allowance to offset certain deferred tax assets at September 30, 2022, partially offset by higher pre-tax loss.

Net Income Attributable to Noncontrolling Interests

	Nine Months Ended September 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Net income attributable to noncontrolling interests	$27,757	$14,116	$13,641	97%

Net Income attributable to noncontrolling interests increased by $13.6 million, or 97%, to $27.8 million for the nine months ended September 30, 2022 from $14.1 million for the nine months ended September 30, 2021. The increase was driven by the net income generated from our consolidated VIEs associated with our risk retention holdings. This amount represents the net income of the consolidated VIEs to which we have no economic right and primarily relates to interest income earned on risk retention holdings.

Reconciliation of Non-GAAP Financial Measures

To supplement our consolidated financial statements prepared and presented in accordance with GAAP, we use the non-GAAP financial measures Adjusted Net Income (Loss) and Adjusted EBITDA to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. We are presenting these non-GAAP financial measures because we believe they provide an additional tool for investors to use in comparing our core financial performance over multiple periods with the performance of other companies.

However, non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our consolidated financial statements prepared and presented in accordance with GAAP.

To address these limitations, we provide a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to net income (loss) attributable to Pagaya’s shareholders. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income (Loss) and Adjusted EBITDA in conjunction with their respective related GAAP financial measures.

Adjusted Net Income (Loss) and Adjusted EBITDA

Adjusted Net Income (Loss) and Adjusted EBITDA for the three and nine months ended September 30, 2022 and 2021 are summarized below (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Adjusted Net Income (Loss)	$(14,440)	$11,283	$(28,981)	$36,879
Adjusted EBITDA	$(5,203)	$15,114	$4,120	$48,785

Adjusted Net Income (Loss) is defined as net income (loss) attributable to Pagaya’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, and non-recurring expenses associated with the Business Combination. Adjusted EBITDA is defined as net income (loss) attributable to Pagaya’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, non-recurring expenses associated with the Business Combination, interest expense, depreciation expense, and provision for income taxes.

These items are excluded from our Adjusted Net Income (Loss) and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe Adjusted Net Income (Loss) and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted Net Income (Loss) and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP financial measures used by other companies.

The following table presents a reconciliation of net income (loss) attributable to Pagaya shareholders, the most directly comparable GAAP measure, to Adjusted Net Income (Loss) and Adjusted EBITDA (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net Loss Attributable to Pagaya Technologies Ltd.	$(74,789)	$(28,157)	$(268,323)	$(80,695)
Adjusted to exclude the following:
Share-based compensation	60,302	3,857	223,007	62,974
Fair value adjustment to warrant liability	(3,000)	32,460	(9,408)	51,477
Non-recurring expenses	3,047	3,123	25,743	3,123
Adjusted Net Income (Loss)	(14,440)	11,283	(28,981)	36,879
Adjusted to exclude the following:
Interest expenses	243	—	3,420	—
Income tax expense	6,065	3,624	25,604	11,417
Depreciation and amortization	2,929	207	4,077	489
Adjusted EBITDA	$(5,203)	$15,114	$4,120	$48,785

Liquidity and Capital Resources

During the nine months ended September 30, 2022 and the year ended December 31, 2021, we incurred net losses attributable to shareholders of $268.3 million and $91.2 million, respectively. We had $380.2 million of accumulated deficit as of September 30, 2022 and $111.9 million of accumulated deficit as of December 31, 2021. Prior to the Business Combination and PIPE investment, we financed our operating and capital needs substantially through the private sales of equity securities.

As of September 30, 2022, the principal sources of liquidity were cash, cash equivalents and restricted cash of $366.8 million, including net proceeds from the PIPE investment. As of December 31, 2021, the principal sources of liquidity were cash and cash equivalents of $190.8 million and cash flow provided by financing activities. As of September 30, 2022, shareholders’ equity related to Pagaya was approximately $567.2 million. During the nine months ended September 30, 2022, we generated negative cash flows from operations. The primary use of operating cash flows during this period related to an increase in headcount and personnel-related costs across the business to support our growth expansion strategy.

Our primary requirements for liquidity and capital resources are to finance risk retention requirements, invest in research and development and to attract, recruit and retain a strong employee base. We intend to continue to make strategic investments to support our business plans.

Excluding any proceeds from the exercise of public warrants or private placement warrants, we believe that our existing cash and cash equivalents, including the net proceeds from the PIPE investment, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. We have based these estimates on assumptions that may prove to be wrong and could use our available capital resources sooner than we currently expect, and future capital requirements and the adequacy of available funds will depend on many factors, including those described below as well as “Risk Factors” provided in the Registration Statement and any of our subsequent filings with the SEC.

There are numerous risks to the financial results, liquidity and capital raising, some of which may not be quantified in the Company’s current estimates. The principal factors that could impact liquidity and capital needs are a prolonged inability to adequately access funding in the capital markets or in bilateral agreements, including as a result of macroeconomic conditions such as rising interest rates and higher cost of capital, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products and the continuing market adoption of the Company’s network.

We expect to finance our cash needs and fund our operations through existing cash and cash equivalents, including the net proceeds from the PIPE investment. We also have the ability to raise additional capital, including through borrowings under the Revolving Credit Facility pursuant to which we can borrow up to an initial amount of $167.5 million or through the sale or issuance of equity or debt securities, including up to $300 million pursuant to the committed equity financing with B. Riley Principal Capital II as described below in the sections titled “The Committed Equity Financing.” The ownership interest of our shareholders will be, or could be, diluted as a result of sales or issuances of equity or debt securities, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of our Class A ordinary shareholders. We intend to support our liquidity and capital position by pursuing diversified sources of funding, including debt financing, equity financing, or new securitization vehicles, to provide committed liquidity in case of prolonged market uncertainty.

Additional debt financing, such as secured or unsecured borrowings, credit facilities or corporate bonds, and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section titled “Risk Factors” included in the Registration Statement.

In addition, we will receive the proceeds from any exercise of any public warrants and private placement warrants in cash. Each public warrant and each private placement warrant that was issued and exchanged for each EJFA Private Placement Warrant in the Business Combination entitles the holder thereof to purchase one Class A Ordinary Share at a price of $11.50 per share. The aggregate amount of proceeds could be up to $169.6 million if all such warrants are exercised for cash. We expect to use any such proceeds for general corporate and working capital purposes, which would increase our liquidity, but do not need such proceeds to fund our operations.

As of November 7, 2022, the price of our Class A Ordinary Shares was $1.28 per share. We believe the likelihood that warrant holders will exercise their public warrants and private placement warrants that were issued and exchanged for EJFA Private Placement Warrants in the Business Combination, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise on a cash basis their public warrants and private placement warrants that were issued and exchanged for EJFA Private Placement Warrants in the Business Combination. To the extent the public warrants and private placement warrants are exercised by warrant holders, ownership interest of our shareholders will be diluted as a result of such issuances. Moreover, the resale of Class A Ordinary Shares issuable upon the exercise of such warrants, or the perception of such sales, may cause the market price of our Class A Ordinary Shares to decline and impact our ability to raise additional financing on favorable terms. See “Risk Factors—We may need to raise additional funds in the future, including, but not limited to, through equity, debt, or convertible debt financings, to support business growth, and those funds may be unavailable on acceptable terms, or at all. As a result, we may be unable to meet our future capital requirements, which could limit our ability to grow and jeopardize our ability to continue our business” and “Risk Factors—Risks Related to Ownership of our Class A Ordinary Shares and Warrants” in the Registration Statement and any of our subsequent filings with the SEC.

We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing related to such acquisitions or investments. In the event that we pursue additional financing, we may not be able to raise such financing on terms acceptable to us or at all. Additionally, as a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us and we may be required to pledge collateral as security. If we are unable to raise additional capital or generate cash flows necessary to expand operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition. It is also possible that the actual outcome of one or more of our plans could be materially different than expected or that one or more of the significant judgments or estimates could prove to be materially incorrect.

The Committed Equity Financing

On August 17, 2022, we entered into the Purchase Agreement and the Registration Rights Agreement with B. B. Riley Principal Capital II. Pursuant to the Purchase Agreement, we have the right to sell to B. Riley Principal Capital II, up to $300 million of our Class A Ordinary Shares, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the 24-month term of the Purchase Agreement. Sales of our Class A Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement.

The per share purchase price for the shares of Class A Ordinary Shares that we elect to sell to B. Riley Principal Capital II in a Purchase pursuant to the Purchase Agreement, if any, will be determined by reference to the volume weighted average price of our Class A Ordinary Shares (the “VWAP”) as defined within the Purchase Agreement, less a fixed 3% discount the VWAP for such Purchase Valuation Period (as defined in the Purchase Agreement). We cannot issue to B. Riley Principal Capital II more than 40,139,607 shares of Class A Ordinary Shares, which number of shares is approximately 9% of outstanding Class A Ordinary Shares immediately prior to the execution of the Purchase Agreement.

The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which we sell shares of our stock to B. Riley Principal Capital II.

As consideration for B. Riley Principal Capital II’s commitment to purchase shares of Class A Ordinary Shares at our direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, we issued 46,536 shares of Class A Ordinary Shares to B. Riley Principal Capital II. Expense of $1 million related to these shares was recognized within other income (loss), net in our condensed consolidated statements of operations.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. Copies of the agreements have been filed as exhibits to the Registration Statement and are available electronically on the SEC’s website at www.sec.gov.

Future Capital Requirements

During the normal course of business, we enter into certain lease contracts with lease terms through 2032. As of September 30, 2022, the total remaining non-cancellable contractual obligations are approximately $76.6 million.

Off-Balance Sheet Arrangements

In the ordinary course of business, we engage in activities with unconsolidated VIEs, including our sponsored securitization vehicles, which we contractually administer. To comply with risk retention regulatory requirements, we retain at least 5% of the credit risk of the securities issued by Financing Vehicles. From time to time, we may, but are not obligated to, purchase assets of the Financing Vehicles. Such purchases could expose us to loss. For additional information, refer to Note 6 to the consolidated financial statements included in the Registration Statement.

Cash Flow

The following table presents summarized consolidated cash flow information for the periods presented (in thousands):

	Nine Months Ended September 30,
	2022	2021
Net cash (used in) provided by operating activities	$(37,880)	$37,800
Net cash used in investing activities	$(191,810)	$(189,240)
Net cash provided by financing activities	$391,934	$264,858

Operating Activities

Our primary uses of cash in operating activities are for ordinary course of business, with the primary use related to employee and personnel-related expenses. As of September 30, 2022, we had 830 employees compared to 621 on December 31, 2021. During the nine months ended September 30, 2022, we increased our headcount and personnel-related costs to support our growth expansion strategy.

Net cash provided by operating activities decreased by $75.7 million, or 200%, to $37.9 million of net cash used in operating activities for the nine months ended September 30, 2022 from $37.8 million net cash provided by operating activities for the nine months ended September 30, 2021. The decrease was mainly due to a $174.0 million decrease in net income and a $10.5 million decrease in operating assets and liabilities, partially offset by a $108.8 million increase in non-cash charges.

Investing Activities

Our primary uses of cash in investing activities are the purchase of risk retention assets of sponsored securitization vehicles and investments in equity method and other investments.

Net cash used in investing activities increased by $2.6 million, or 1%, to $191.8 million for the nine months ended September 30, 2022 from $189.2 million for the nine months ended September 30, 2021. The increase was primarily due to a $119.7 million increase in the purchase of investments in loans and securities partially offset by an increase in proceeds received from investments in loans and securities of $60.6 million. Additionally, there was a $51.4 million decrease in short-term deposits.

Financing Activities

During the nine-months ended September 30, 2022, our main source of cash from financing activities was proceeds from the issuance of ordinary shares. During the nine-months ended September 30, 2021, our main source of cash from financing activities was the proceeds from issuance of redeemable convertible preferred shares.  Additionally, secured borrowings associated with our risk retention assets have provided a significant source of cash during the nine-months ended September 30, 2022.

Net cash provided by financing activities increased by $127.1 million, or 48%, to $391.9 million for the nine months ended September 30, 2022 from $264.9 million for the nine months ended September 30, 2021. The increase was primarily due to a $98.4 million increase in proceeds from the issuance of ordinary shares and warrants and $75.8 million of proceeds from secured borrowing, net of payments. These increases were partially offset by a net decrease of $52.8 million related to noncontrolling interests.

Indebtedness

Credit Facility

On September 2, 2022, we entered into a Senior Secured Revolving Credit Agreement (the “Credit Agreement”) with certain lenders. The Credit Agreement provides for a 3-year senior secured revolving credit facility (the “Revolving Credit Facility”) in an initial principal amount of $167.5 million, which includes a sub-limit for letters of credit in an initial aggregate principal amount of $50.0 million, of which up to a U.S. dollar equivalent of $20.0 million may be issued in NIS.

The Revolving Credit Facility replaced the 2021 Credit Facility (as defined below). Proceeds of borrowings under the Revolving Credit Facility may be used to finance the Company’s ongoing working capital needs, permitted acquisitions or for general corporate purposes of the Company and its subsidiaries.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to either (i) a base rate (determined based on the prime rate and subject to a 1.00% floor) plus a margin of 1.75% or (ii) an adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.75%. A commitment fee accrues on any unused portion of the commitments under the Revolving Credit Facility at a rate per annum of 0.25% and is payable quarterly in arrears. The Company may voluntarily prepay borrowings under the Revolving Credit Facility at any time and from time to time without premium or penalty, subject only to the payment of customary “breakage” costs. No amortization payments are required to be made in respect of borrowings under the Revolving Credit Facility.

The Company’s obligations under the Credit Agreement are guaranteed by certain of the Company’s material, wholly-owned subsidiaries (collectively, the “Guarantors”) and are secured by a first priority lien on substantially all assets of the Company and the Guarantors, subject to certain customary exceptions.

The Credit Agreement contains customary negative covenants, which include, among other things, limitations on the ability of the Company and its consolidated subsidiaries to incur indebtedness, grant liens, engage in certain fundamental changes, make certain dispositions and investments, enter into sale and leaseback transactions and make restricted payments and other distributions. The Credit Agreement contains the following financial maintenance covenants, which will be tested on the last day of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2022: (i) a minimum Consolidated Adjusted Quick Ratio (as defined in the Credit Agreement) of 1.25:1.00 and (ii) Consolidated Total Revenue (as defined in the Credit Agreement) not less than the amounts set forth in the Credit Agreement. The Credit Agreement also includes affirmative covenants customary for a credit facility of its type, including customary reporting covenants.

The Credit Agreement includes events of default related to, among other things, failure to pay amounts due under the Credit Agreement, breaches of representations, warranties or covenants, defaults under other material indebtedness, certain events of bankruptcy or insolvency, material judgment defaults and change of control, in each case, subject to customary cure periods where appropriate.

As of September 30, 2022, there are no outstanding borrowings under the Revolving Credit Facility. While we may draw on the facility for cash and Letter of Credit needs in the normal course of business, at this time we do not anticipate the need for material borrowings.

The foregoing descriptions of the Credit Agreement are qualified in their entirety by reference to the full and complete terms thereof, which are incorporated herein by reference to Exhibit 10.5 of the Registration Statement.

Termination of 2021 Credit Facility

In connection with entering into the Credit Agreement, we repaid all outstanding obligations with respect to, and terminated the commitments under, that certain Credit Agreement, dated as of December 23, 2021 (as amended among us and certain lenders (the “2021 Credit Facility”)).

Receivables Facility

On October 7, 2022, we entered into a Loan and Security Agreement (the “LSA Agreement”) by and among Pagaya Receivables LLC (the “Borrower”), a Delaware limited liability company, as the Borrower and the lenders from time to time party thereto and Silicon Valley Bank, as administrative agent, which provides for a 3-year loan facility (the “Receivables Facility”) in a maximum principal amount of $22 million, the proceeds of which were used by the Borrower to purchase (either directly or in the form of a participation in) certain Eligible Receivables, and to pay closing expenses and for payment of fees and expenses to the Administrative Agent. The Borrower is a wholly-owned indirect subsidiary of Pagaya Technologies Ltd., (the “Parent”), which acts as the Borrower’s Guarantor (per the terms of the Bad Acts Guarantee (the “Guarantee”).

The Receivables Facility is secured by eligible administration fee receivables that are fully earned and non-refundable fees (the “Collateral”) from sponsored securitization deals (the “Eligible Securitizations”), with an advance rate of 70% of the net present value of the eligible administration fee receivables. The Borrower granted the Administrative Agent, for its benefit and the other Secured Parties, a lien on and security interest in the Collateral to secure the Obligations and other financial accommodations being granted by the Administrative Agent and the other Secured Parties to the Borrower.

Borrowings under the Receivables Facility bear interest at a rate per annum equal to the adjusted term Secured Overnight Financing Rate (subject to a 0.00% floor) plus a margin of 2.20%. Accrued and unpaid interest for each Interest Period shall be payable in arrears on each Payment Date. Payments are directed to the Borrower’s collection account with Silicon Valley Bank, where any remaining available funds in the account  (after satisfying any and all accrued and unpaid fees, costs, charges, and expenses and any and all accrued and unpaid interest) will pay down the aggregate outstanding principal amount of the borrowing.

The LSA Agreement contains customary negative covenants, which include, among other things, limitations on the ability of the Borrower to incur indebtedness, grant liens, create subsidiaries, modify, extend, or waive the terms of Eligible Securitizations, engage in certain fundamental changes, make certain dispositions and investments, enter into sale and leaseback transactions and make restricted payments and other distributions. The LSA Agreement contains the following financial maintenance covenants, which will be tested on the last day of each fiscal quarter, commencing with the fiscal quarter ending June 30, 2022: (i) Consolidated Tangible Net Worth (as defined in the LSA Agreement) of the Parent not less than $50,000,000 and (ii) Liquidity (as defined in the LSA Agreement) of at least the greater of (x) $10,000,000 and (y) an amount sufficient to meet the Cash Burn (as defined in the LSA Agreement) for the two consecutive fiscal quarter periods most recently ended for which a Compliance Certificate is being delivered. The LSA Agreement also includes affirmative covenants customary for a credit facility of its type, including customary reporting covenants.

The LSA Agreement includes events of default related to, among other things, failure to pay amounts due under the LSA Agreement, borrowing base deficiencies, breaches of representations, warranties or covenants, defaults under other material indebtedness, certain events of bankruptcy or insolvency, material judgment defaults and change of control, in each case, subject to customary cure periods where appropriate.

As of October 31, 2022, there was $18.9 million in outstanding borrowings under the Receivables Facility.

Recent Accounting Pronouncements

See Note 2 to the consolidated financial statements included in the Registration Statement.

Critical Accounting Policies and Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included in the Registration Statement. See Note 2 to the consolidated financial statements included in the Registration Statement.

Quantitative and Qualitative Discussions of Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in credit risks, liquidity risks, and interest rates. We are exposed to market risk directly through investments in loans and securities held on our consolidated balance sheets and access to the securitization markets. As the Company holds its investments to maturity, such fluctuations to date have not been significant. As of September 30, 2022, there have been no material changes in our exposure to market risk from December 31, 2021, a description of which may be found in the Registration Statement and any of our subsequent filings with the SEC. See “Risk Factors” included in the Registration Statement and any of our subsequent filings with the SEC for a discussion of how difficult conditions in the financial markets and the economy generally may materially adversely affect our business and results of our operations.